Filed Pursuant to Rule 424(b)(3)

Registration No. 333-192365

PROSPECTUS SUPPLEMENT NO. 8

To Prospectus dated April 21, 2014

7,243,850 Shares

THE ONE GROUP HOSPITALITY, INC.

Common Stock

This prospectus supplement no. 8 supplements the prospectus dated April 21, 2014, relating to the offering and resale by the selling stockholders identified in the prospectus of up to 7,243,850 shares of the common stock, par value $0.0001 per share, of The ONE Group Hospitality, Inc. (formerly Committed Capital Acquisition Corporation). These shares were privately issued to the selling stockholders on October 16, 2013 in connection with a private placement and reverse merger transaction described in the prospectus.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on December 31, 2014.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is quoted on the OTC Markets OTCQB tier, or OTCQB, under the symbol “STKS.” As of January 2, 2015, the last reported sale price for our common stock as reported on the OTCQB was $4.85 per share.

Investment in our common stock involves risks. See “Risk Factors” beginning on page 7 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 5, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 17, 2014

THE ONE GROUP HOSPITALITY, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-52651	14-1961545
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

411 W. 14th Street, 2nd Floor

New York, New York 10014

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (646) 624-2400

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On December 17, 2014, The ONE Group, LLC, a wholly-owned subsidiary of The ONE Group Hospitality, Inc., and its affiliates (the “Borrowers”) entered into a term loan agreement with BankUnited, N.A. (the “Term Loan Agreement”) to terminate its existing revolving credit facility (the “2011 Credit Facility”) and refinance the aggregate outstanding principal amount of the existing loans, which had a maturity date of October 31, 2015, and was classified as short-term debt on its balance sheet at September 30, 2014. In connection therewith, subject to certain terms and conditions, BankUnited, N.A. has agreed to make a single term loan (“Term Loan”) to the Borrowers in the principal amount of $7,475,000.07, a portion of which was used to pay the outstanding indebtedness under the 2011 Credit Facility.

In addition, the issued letters of credit in the total amount of approximately $1.5 million for our STK locations in Orlando, Florida, Chicago, Illinois and Westwood, California remain outstanding. We can also borrow up to $1.0 million for equipment financing.

The Term Loan is to be repaid in sixty (60) consecutive equal monthly installments commencing on January 1, 2015, with each such installment to be in the principal amount of $124,583.34. The Term Loan bears interest at a rate per annum equal to 5.00%.

Borrowings under the Term Loan are secured by substantially all of our assets.

The Term Loan Agreement contains certain affirmative and negative covenants including negative covenants that limit or restrict, among other things, liens and encumbrances, secured indebtedness, mergers, asset sales, investments, assumptions and guaranties of indebtedness of other persons, change in nature of operations, changes in fiscal year and other matters customarily restricted in such agreements. The financial covenants contained in the Term Loan Agreement require the Borrowers to maintain a certain adjusted tangible net worth and a debt service coverage ratio.

The Term Loan Agreement contains default provisions customary for loans of this type, including, among others, defaults related to payment failures, failure to comply with covenants, material misrepresentations, defaults under other material indebtedness, the occurrence of a “change in control”, bankruptcy and related events, material judgments, a “material adverse change”, the invalidity or revocation of any loan document or any lien on the collateral shall no longer be valid or perfected or have the same priority. If an event of default shall occur and be continuing under the Term Loan, the Term Loan may be terminated and the principal amount outstanding under the Term Loan, together with all accrued unpaid interest, may be declared immediately due and payable.

The foregoing description of the Term Loan and Term Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the Term Loan Agreement evidencing the Term Loan.

Item 1.02.	Termination of a Material Definitive Agreement.

On December 17, 2014, in connection with its entry into the new Term Loan as disclosed in Item 1.01 of this Current Report on Form 8-K, the Borrowers and BankUnited, N.A. terminated the 2011 Credit Facility. There were no early termination penalties incurred as a result of the termination of the 2011 Credit Facility.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information under Item 1.01 above is incorporated by reference hereunder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 31, 2014	THE ONE GROUP HOSPITALITY, INC.

	By:	/s/ Samuel Goldfinger
	Name:	Samuel Goldfinger
	Title:	Chief Financial Officer